Exhibit 21

List of subsidiaries of the Company:

UniFirst Holdings, Inc.
UniTech Services Group, Inc.

UniFirst First-Aid Corporation
UniTech Services Canada Ltd.

UniTech Services SAS

Euro Nuclear Services B.V.
Euro Nuklear Services, GmbH
Euro Nuclear Services Limited
Uniform Supply Alliance, L.P.

UniFirst Canada Ltd.

RC Air LLC

UONE Corporation
Uniformes de San Luis S.A. de C.V.
UniFirst S.A. de C.V.
Interstate Uniform Manufacturing of Puerto Rico, Inc.
Pride America Garments, Inc.